

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Iain Humphries
Chief Financial Officer and Secretary
Concrete Pumping Holdings, Inc.
500 E. 84th Ave. Suite A-5
Thornton, Colorado 80229

> **Re: Concrete Pumping Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 15, 2022**
> **File No. 333-262755**

Dear Mr. Humphries:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elliott Smith, Esq.